SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2017 3Q Business Report

2.	Exhibit 99.1 Woori Bank Review Report for 2017 3Q (Consolidated)

3.	Exhibit 99.2 Woori Bank Review Report for 2017 3Q (Separate)

Summary of 2017 Third Quarter Business Report

2.	Employee Status	29

3.	Directors’ Compensation	29

VIII. RELATED PARTY TRANSACTIONS		29

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank

115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee

Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank

WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

September 21, 2016	Successfully issued $500 million foreign currency denominated contingent convertible bonds, the first in the form of perpetual bonds in Korea

November 13, 2016	The FSC announced the KDIC’s successful privatization efforts through the sales of a combined 29.7% ownership interest in Woori Bank to seven financial companies

December 8, 2016	Selected as 2016 Top Bank of Korea by British magazine “The Bankers”

December 27, 2016	Achievement of an overseas network comprising 250 branches

December 28, 2016	The number of users of WiBee platforms, WiBee Talk and WiBee Members, exceeds 3 million

January 12, 2017	Selected as the 2016 Best Korean Wealth Management Provider by British magazine “World Finance”

January 16, 2017	Opened Gurgaon Branch, India

February 5, 2017	Opened office in Katowice, Poland, the first among Korean banks

March 28, 2017	Launched SORi, the first voice recognition AI banking service in Korea

June 8, 2017	Awarded “Best Transaction Bank” and “Top Bank in Money Management” by Asian Banker

June 21, 2017	Launched overseas remittance service with an Indonesian telecommunications company, the first in the Korean financial sector

June 28, 2017	Received a Presidential Citation for “social enterprise fosterage” from the Ministry of Employment and Labor, the sole recipient from the Korean financial sector.

July 12, 2017	Joint declaration to create jobs by management and labor force for the first time in the Korean financial sector

September 8, 2017	Woori Bank Vietnam launched a local credit card in collaboration with Woori Card

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of September 30, 2017

Type	Name of Company	Equity ownership	Controlling Company	Notes
Company	*Woori Bank	—	—	—
First Tier Subsidiaries	Woori Card	100.00%	Woori Bank	18 companies
	*Woori Investment Bank	58.15%
	Woori FIS	100.00%
	Woori Private Equity Asset Management	100.00%
	Woori Finance Research Institute	100.00%
	Woori Credit Information	100.00%
	Woori Fund Services	100.00%
	Korea BTL Infrastructure Fund	99.87%
	Woori America Bank	100.00%
	*PT. Bank Woori Saudara Indonesia	79.88%
	AO Woori Bank	(1share) 100.00%
	Woori Bank China Limited	100.00%
	Woori Bank Brasil	(1share) 100.00%
	Woori Finance Cambodia	100.00%
	Woori Finance Myanmar	100.00%
	Woori Wealth Bank Philippines	51.00%
	Woori Bank Vietnam	100.00%
	Woori Global Markets Asia Ltd.	100.00%
Second Tier Subsidiaries	**Woori Blackstone Korea Opportunity Private Equity Fund No.1	—	Woori Private Equity Asset Management	3 companies
	**Woori Columbus Private Equity Fund No.1	—
	TUTU Finance-WCI Myanmar	100.00%	Woori Card

*	Listed Companies (3) : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia
**	Liquidation has been completed, and as of September 30, 2017, equity ownership is 0% but entity is included as an affiliated company due to incomplete dissolution.
Note)	Dissolution of Woori Private Equity Fund was completed as of July 6, 2017, and the entity is excluded from the affiliated companies

2.	Capital Structure (Changes in Capital)

As of September 30, 2017	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction in preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings *
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings *
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares**

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
**	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remained the same. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of September 30, 2017

		(unit: shares	)
Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired. [Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

4.	Voting Rights

As of September 30, 2017

(unit: shares )
Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	2,661,978	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	670,609,248	—
	Preferred Shares	—	—

Note1)	The shares without voting rights are treasury shares. Please see “I. Introduction of the Bank- 3. Total Number of Authorized shares.”
Note2)	Pursuant to Article 16-2(2) of the Banking Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a bank at the AGM held on March 24, 2017

5.	Dividend Information

Items		3Q 2017	2016	2015
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,378,507	1,261,266	1,059,157
Earnings per share (Won)		1,855	1,567	1,301
Total cash dividends (Millions of Won)		67,327	269,308	336,636
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		4.88	21.35	31.80
Cash dividend yield (%)	Common Shares	0.57	3.01	5.50
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	100	400	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include the interim dividend amount (Interim cash dividend per share : 250 Won, Total cash dividends : 168,318 million Won)

II.	Business Overview

1.	Results of Operations

As of September 30, 2017

		(unit: in 100 millions of Won)
Type	3Q 2017	3Q 2016	2016	2015
Operating income	18,019	13,892	15,742	13,516
Non-operating income	1,766	1,001	1,690	3,140
Non-operating expenses	1,770	1,300	1,898	2,136
Ordinary profits	18,016	13,594	15,534	14,519
Income from continuing operations before income tax	18,016	13,594	15,534	14,519
Income tax expense from continuing operations	4,091	2,422	2,759	3,766
Income from discontinued operations	—	—	—	—
Net income	13,924	11,172	12,775	10,754

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of September 30, 2017

			(unit: in millions of Won)
	Type	3Q 2017	2016	2015
Deposits received in local currency	Demand deposits	8,760,841	9,491,680	9,728,839
	Savings deposits	188,292,047	183,723,169	175,598,100
	Mutual funds	34,821	37,128	40,888
	Subtotal	197,087,709	193,251,977	185,367,827
	Deposits received in foreign currencies	20,831,057	21,452,943	19,129,193
	CDs	5,738,288	3,808,856	2,417,790
	Money trusts	1,379,903	1,360,176	1,304,268
	Other deposits received	1,307,275	1,146,459	922,749

	Total	226,344,233	221,020,411	209,141,826

*	Based on K- IFRS consolidated financial statements
*	Present value discounts are reflected in the relevant accounts

b.	Loan Services

Balances of Loans by Type

As of September 30, 2017

		(unit: in millions of Won)
Type	3Q 2017	2016	2015
Loans in local currency	196,803,960	191,309,481	185,154,851
Loans in foreign currencies	16,449,300	17,855,868	17,910,253
Guarantee payments	24,947	25,197	44,242

Total	213,278,206	209,190,547	203,109,346

*	Based on K- IFRS consolidated financial statements
*	Loans in foreign currencies includes domestic banker’s letter of credit (usance)

c.	Trust Business

As of September 30, 2017

				(unit: in millions of Won)
Type	3Q 2017		2016		2015
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	29,908,492	102,391	26,019,180	73,814	23,980,475	49,973
Property trust	13,264,829	3,313	12,714,338	4,803	9,354,003	1,323

Total	43,173,321	105,704	38,733,518	78,617	33,334,478	51,296

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

								(Unit: in millions of Won, %)
Classification	Funding Source	3Q 2017			2016			2015
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	186,645,181	1.26	66.18	183,440,285	1.38	65.35	169,919,620	1.70	64.76
	Certificates of deposit	4,443,968	1.64	1.58	3,466,223	1.70	1.23	1,879,832	1.92	0.72
	Borrowings in local currency	6,255,375	1.32	2.22	6,709,080	1.45	2.39	6,689,135	1.77	2.55
	Call money in local currency	1,385,826	1.21	0.49	1,159,188	1.32	0.41	1,370,253	1.62	0.52
	Others	19,660,140	2.30	6.97	18,532,241	2.60	6.60	18,944,493	2.95	7.22

	Subtotal	218,390,490	1.36	77.44	213,307,017	1.50	75.98	198,803,334	1.82	75.77

Foreign currency funds	Deposits received in foreign currencies	14,007,690	0.50	4.97	14,838,684	0.47	5.29	11,568,322	0.44	4.41
	Borrowings in foreign currencies	7,126,114	1.33	2.53	8,595,575	0.86	3.06	9,245,073	0.53	3.52
	Call money in foreign currencies	1,145,967	1.13	0.41	1,401,294	0.70	0.50	1,199,484	0.53	0.46
	Debentures in foreign currencies	3,653,810	3.06	1.30	3,950,614	2.54	1.41	4,851,289	2.72	1.85
	Others	535,023	0.12	0.19	531,877	0.29	0.19	650,409	0.66	0.25

	Subtotal	26,468,603	1.09	9.39	29,318,044	0.87	10.44	27,514,577	0.88	10.49

Others	Total capital	20,026,668	—	7.10	19,617,484	—	6.99	18,501,137	—	7.05
	Provisions	351,135	—	0.12	412,553	—	0.15	640,666	—	0.24
	Others	16,772,854	—	5.95	18,070,427	—	6.44	16,907,843	—	6.44

	Subtotal	37,150,656	—	13.17	38,100,463	—	13.57	36,049,647	—	13.74

Total		282,009,749	1.16	100.00	280,725,524	1.23	100.00	262,367,557	1.47	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

								(Unit: in millions of Won, %)
Type	Funding Source	3Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	29,908,492	1.70	69.10	26,019,180	1.52	66.98	23,980,475	1.88	71.71
	Borrowings	—	0.00	0.00	0	0.00	0.00	0	0.00	0.00

	Subtotal	29,908,492	1.70	69.10	26,019,180	1.52	66.98	23,980,475	1.88	71.71

Non-cost	Property trusts	13,264,829	—	30.65	12,714,338	—	32.73	9,354,003	—	27.97
	Special reserves	39,075	—	0.09	38,160	—	0.10	37,989	—	0.11
	Others	71,295	—	0.16	72,810	—	0.19	70,265	—	0.21

	Subtotal	13,375,199	—	30.90	12,825,308	—	33.02	9,462,257	—	28.29

Total		43,283,691	—	100.00	38,844,488	—	100.00	33,442,732	—	100.00

b.	Fund Management Performance

[Bank Accounts]

								(Unit: in millions of Won, %)
Type	Managed Item	3Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Local currency funds	Deposits in local currency	3,361,553	1.27	1.19	3,171,599	1.34	1.13	2,580,842	1.72	0.98
	Marketable securities in local currency	35,550,641	2.04	12.61	33,880,119	2.58	12.07	32,994,958	2.79	12.58
	Loans in local currency	193,086,404	3.05	68.47	189,079,324	3.10	67.35	176,631,188	3.42	67.32
	Guarantee payments	27,651	1.48	0.01	51,254	0.89	0.02	64,533	1.89	0.02
	Call loans in local currency	2,597,256	1.31	0.92	3,581,382	1.41	1.28	2,083,053	1.64	0.79
	Private placed bonds	193,568	5.79	0.07	247,292	5.19	0.09	280,702	5.98	0.11
	Credit card receivables	38	—	0.00	24	—	0.00	—	—	—
	Others	3,808,795	2.01	1.35	4,580,215	2.04	1.63	4,313,781	2.61	1.64
	Bad debt expense in local currency (-)	(1,313,927)	—	(0.47)	(1,925,177)	—	(0.69)	(2,482,955)	—	(0.95)

	Subtotal	237,311,978	2.86	84.15	232,666,033	2.98	82.88	216,466,103	3.31	82.50

Foreign currency funds	Deposits in foreign currencies	3,739,725	0.73	1.33	3,761,286	0.43	1.34	2,872,735	0.28	1.09
	Marketable securities in foreign currencies	2,534,366	1.11	0.90	1,752,884	1.13	0.62	1,375,146	1.51	0.52
	Loans in foreign currencies	10,893,427	2.45	3.86	13,371,873	1.95	4.76	14,206,736	1.65	5.41
	Call loans in foreign currencies	2,417,425	1.19	0.86	2,940,858	0.85	1.05	2,040,819	0.59	0.78
	Bills bought	7,205,063	1.81	2.55	7,110,164	1.53	2.53	6,899,811	1.38	2.63
	Others	48,632	2.27	0.02	13,829	9.72	0.00	17,047	6.96	0.01
	Bad debt expense in foreign currencies (-)	(324,727)	—	(0.12)	(312,211)	—	(0.11)	(191,224)	—	(0.07)

	Subtotal l	26,513,912	1.82	9.40	28,638,685	1.51	10.20	27,221,069	1.37	10.38

Others	Cash	1,185,379	—	0.42	1,169,566	—	0.42	1,116,715	—	0.43
	Property and equipment for business purposes	2,345,333	—	0.83	2,325,893	—	0.83	2,328,130	—	0.89
	Others	14,653,148	—	5.20	15,925,347	—	5.67	15,235,540	—	5.81

	Subtotal	18,183,859	—	6.45	19,420,807	—	6.92	18,680,385	—	7.12

Total		282,009,749	2.58	100.00	280,725,524	2.62	100.00	262,367,557	2.87	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

								(Unit: in millions of Won, %)
Type	Managed Item	3Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	26,854	3.59	0.06	23,088	4.21	0.06	19,482	4.05	0.06
	Securities	7,592,321	3.31	17.54	4,701,052	1.93	12.10	3,470,064	(0.57)	10.38
	Other	23,161,530	1.46	53.51	22,237,766	1.63	57.25	21,231,787	2.00	63.49
	Reserves for bond ratings (-)	(42)	0.00	0.00	(36)	0.00	0.00	(68)	0.00	0.00
	Present value discount (-)	(86)	0.00	0.00	(215)	0.00	0.00	(414)	0.00	0.00
	Subtotal	30,780,577	1.92	71.11	26,961,655	1.68	69.41	24,720,851	1.64	73.92
Non-profit	Subtotal	12,503,114	—	28.89	11,882,833	—	30.59	8,721,881	—	26.08

Total		43,283,691	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

			(unit: in 100 millions of Won)
Type	3Q 2017	2016	2015
Equity capital (A)	229,406	229,005	210,514
Risk weighted assets (B)	1,509,550	1,497,281	1,540,709
Capital adequacy ratio (A/B)	15.20%	15.29%	13.66%

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements

Liquidity Ratios

	(unit: %)
Type	3Q 2017	2016	2015
Liquidity coverage ratio (LCR)	102.29	109.61	106.67
Foreign currency liquidity coverage ratio(LCR) **	108.79	—	—
Ratio of business purpose premises and equipment	13.34	13.49	14.37

*	Based on K-IFRS consolidated financial statements
*	3Q 2017 figures are based on the applicable monthly average balance, 2016 and 2015 figures are based on ending balances.
**	Foreign currency liquidity coverage ratio : Enforced starting year 2017 (currently required to be 60% or greater, which will annually increase 10% to be 80% or greater in 2019.)

b.	Asset Quality

				(unit: in 100 millions of Won)
Type		3Q 2017	2016	2015
Total loans	Total	2,196,681	2,166,122	2,108,424
	Corporate	1,152,344	1,140,252	1,185,857
	Household	1,044,337	1,025,870	922,567
Sub-standard and below loans Sub-standard and below loan ratio	Total	16,096	21,121	31,009
	Corporate	0.73%	0.98%	1.47%
		13,510	18,237	27,701
		1.17%	1.60%	2.34%
	Household	2,586	2,884	3,308
		0.25%	0.28%	0.36%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.38%	0.46%	0.82%
	Based on corporate loans (after seasonal adjustment)	(0.39%)	(0.52%)	(0.93%)
		0.52%	0.61%	1.39%
		(0.54%)	(0.66%)	(1.57%)
	Based on household loans (after seasonal adjustment)	0.30%	0.31%	0.39%
		(0.31%)	(0.33%)	(0.43%)

*	Based on K-IFRS separate financial statements

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization.

New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)

(unit: in millions of Won)

Classification	3Q 2017	2016	2015
ASSETS
Cash and cash equivalents	6,812,489	7,591,324	6,644,055
Financial assets at fair value through profit or loss	4,609,487	5,650,724	5,132,657
Available-for-sale financial assets	18,624,588	20,817,583	17,170,592
Held-to-maturity financial assets	16,325,482	13,910,251	13,621,640
Loans and receivables	266,972,072	258,392,633	244,842,062
Investments in joint ventures and associates	557,860	439,012	643,861
Investment properties	361,355	358,497	351,496
Premises and equipment	2,490,725	2,458,025	2,471,206
Intangible assets and goodwill	524,914	483,739	419,806
Assets held for sale	2,909	2,342	17,904
Current tax assets	4,105	6,229	6,782
Deferred tax assets	258,031	232,007	210,597
Derivative assets	109,828	140,577	183,128
Net defined benefit assets	5,934	70,938	—
Other assets	215,383	128,846	143,286

Total assets	317,875,162	310,682,727	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss	2,468,106	3,803,358	3,460,561
Deposits due to customers	226,344,233	221,020,411	209,141,826
Borrowings	16,314,499	18,769,515	20,033,917
Debentures	27,537,013	23,565,449	21,898,859
Provisions	401,185	428,477	516,601
Net defined benefit liability	26,433	64,666	99,691
Current tax liabilities	249,960	171,192	108,943
Deferred tax liabilities	22,303	22,023	19,379
Derivative liabilities	41,619	7,221	—
Other financial liabilities	23,529,630	21,985,086	16,964,206
Other liabilities	323,213	299,376	305,174

Total liabilities	297,258,194	290,136,774	272,549,157

EQUITY
Owners’ equity:	20,450,563	20,386,160	19,188,472
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	287,066	286,331	294,259
Other equity	(1,759,299)	(1,468,025)	(1,547,303)
Retained earnings	15,523,516	14,611,566	13,726,122
Non-controlling interests	166,405	159,793	121,443

Total equity	20,616,968	20,545,953	19,309,915

Total liabilities and equity	317,875,162	310,682,727	291,859,072

Number of Consolidated Subsidiaries	68	74	71

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2017	3Q 2016	2016	2015
OPERATING INCOME:	1,801,916	1,389,221	1,574,206	1,351,586
Net interest income	3,901,876	3,745,200	5,019,544	4,761,900
Net fees and commissions income	814,569	709,513	937,131	976,796
Dividend income	108,287	137,280	184,510	102,923
Gain on financial instruments at fair value through profit or loss	(97,636)	(43,766)	114,387	240,342
Gain on available-for-sale financial assets	148,445	32,772	(1,035)	(3,281)
Impairment losses due to credit loss	(501,022)	(670,843)	(834,076)	(966,646)
General and administrative expenses	(2,647,052)	(2,411,782)	(3,478,476)	(3,150,387)
Other net operating income (expenses)	74,449	(109,153)	(367,779)	(610,061)
Non-operating income	(330)	(29,825)	(20,817)	100,360
Net income before income tax expense from continuing operations	1,801,586	1,359,396	1,553,389	1,451,946
Income tax expense from continuing operations	409,145	242,217	275,856	376,554
Net income from continuing operations	1,392,441	1,117,179	1,277,533	1,075,392
Net income from discontinued operations	—	—	—	—
Net income	1,392,441	1,117,179	1,277,533	1,075,392
Net income attributable to owners	1,378,507	1,105,915	1,261,266	1,059,157
Profit from continuing operations	1,378,507	1,105,915	1,261,266	1,059,157
Profit from discontinued operations	—	—	—	—
Net income attributable to the non-controlling interests	13,934	11,264	16,267	16,235
Profit from continuing operations	13,934	11,264	16,267	16,235
Profit from discontinued operations	—	—	—	—
Other comprehensive income (loss), net of tax	(88,750)	(68,145)	77,894	31,162
Items that will not be reclassified to profit or loss	13,143	(52,788)	34,162	(78,267)
Items that may be reclassified to profit or loss	(101,893)	(15,357)	43,732	109,429

Total comprehensive income	1,303,691	1,049,034	1,355,427	1,106,554

Comprehensive income attributable to the owners	1,295,391	1,037,516	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	8,300	11,518	22,813	11,684
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	1,855	1,421	1,567	1,301
Continuing operations
Basic earnings per common share	1,855	1,421	1,567	1,301

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	3Q 2017	2016	2015
ASSETS
Cash and cash equivalents	5,050,978	6,104,029	5,440,326
Financial assets at fair value through profit or loss	3,014,346	4,076,872	3,569,625
Available-for-sale financial assets	17,482,663	18,105,862	15,869,654
Held-to-maturity financial assets	16,216,094	13,792,266	13,527,452
Loans and receivables	248,183,210	241,508,048	231,083,160
Investments in subsidiaries and associates	4,211,863	3,779,169	3,730,247
Investment properties	344,335	348,393	344,892
Premises and equipment	2,380,564	2,342,280	2,341,506
Intangible assets	296,891	242,230	187,520
Assets held for sale	1,979	2,342	17,904
Current tax assets	—	—	—
Deferred tax assets	195,913	162,211	172,368
Derivative assets	109,385	140,577	183,128
Net defined benefit assets	5,934	70,938	—
Other assets	183,469	96,926	109,126

Total assets	297,677,624	290,772,143	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss	2,456,670	3,793,479	3,448,180
Deposits due to customers	215,888,152	211,382,380	201,353,128
Borrowings	15,204,833	16,060,821	18,760,947
Debentures	21,255,612	18,166,057	17,259,749
Provisions	357,000	380,473	467,887
Net defined benefit liability	—	—	45,678
Current tax liabilities	238,134	148,672	77,190
Deferred tax liabilities	—	—	—
Derivative liabilities	23,345	7,221	—
Other financial liabilities	22,298,777	20,827,284	16,111,469
Other liabilities	170,049	153,238	163,362

Total liabilities	277,892,572	270,919,625	257,687,590

EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,017,888	3,574,896	3,334,002
Capital surplus	269,533	269,533	269,533
Other equity	(102,193)	138,542	106,016
Retained earnings	13,218,432	12,488,155	11,798,375

Total equity	19,785,052	19,852,518	18,889,318

Total liabilities and equity	297,677,624	290,772,143	276,576,908

*	The valuation method of our equity interest in subsidiaries, associates and joint ventures is the cost method.

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	3Q 2017	3Q 2016	2016	2015
OPERATING INCOME:	1,530,907	1,148,374	1,270,501	1,090,372
Net interest income	3,265,366	3,174,046	4,222,447	4,052,479
Net fees and commissions income	706,676	639,914	842,883	856,343
Dividend income	110,180	176,184	220,015	169,009
Gain on financial instruments at fair value through profit or loss	(94,788)	(54,867)	97,225	220,282
Gain on available-for-sale financial assets	137,449	57,061	35,525	(7,960)
Impairment losses due to credit loss	(336,690)	(540,504)	(640,443)	(766,169)
General and administrative expenses	(2,352,496)	(2,159,408)	(3,115,371)	(2,846,490)
Other net non-operating income (expenses)	95,210	(144,052)	(391,780)	(587,122)
Non-operating income	11,951	36,394	40,144	144,635
Net income before income tax expense	1,542,858	1,184,768	1,310,645	1,235,007
Income tax expense	346,024	219,688	245,043	300,418
Net income from continuing operations	1,196,834	965,080	1,065,602	934,589
Net income from discontinued operations	—	—	—	—
Net income	1,196,834	965,080	1,065,602	934,589
Other comprehensive income (loss), net of tax	(32,577)	(51,244)	32,526	(8,583)
Items that will not be reclassified to profit or loss	12,868	(52,105)	33,191	(73,591)
Items that may be reclassified to profit or loss	(45,445)	861	(665)	65,008

Total comprehensive income	1,164,257	913,836	1,098,128	926,006

NET INCOME PER SHARE:
Basic and diluted net income per share	1,585	1,212	1,277	1,116

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	3Q 2017	2016	2015
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: Won, hours)
Term	Auditor	Description	Fee	Total Time
3Q 2017	Deloitte Anjin LLC	Closing audit	KRW 1,786 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		4,880 hours
		1H review		4,061 hours
		1Q review		4,020 hours
2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	7,515 hours
		Interim audit (including internal accounting management system)		4,210 hours
		3Q review		4,991 hours
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
3Q 2017	Mar. 15, 2017	Tax adjustment	Each quarter and end of term	KRW 120 million
	Mar. 15, 2017	PCAOB and SOX Auditing	May 1, 2017 ~ April 30, 2018	KRW 1,288 million
2016	Mar. 28, 2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	Mar. 28, 2016	PCAOB and SOX Auditing	May 1, 2016 ~ Apr. 30, 2017	KRW 1,127 million
	Mar. 23, 2016	Issuance of GMTN-related comfort letter	May 2016	USD 100,000
2015	May 14, 2015	Review of Japanese F/S related to Samurai bonds	May and Sep. 2015	KRW 74 million
	May 14, 2015	Issuance of GMTN-related comfort letter	May 2015	USD 110,000
	Apr. 03, 2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	Apr. 03, 2015	PCAOB and SOX Auditing	May 1, 2015~ Apr. 30, 2016	KRW 1,094 million
	Jan. 05, 2015	Issuance of GMTN-related comfort letter	Jan. 2015	USD 60,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Audit Committee

(b)	Board of Directors Management Committee

(c)	Risk Management Committee

(d)	Compensation Committee

(e)	Committee for Recommending Officer Candidates

As of September 30, 2017

Name of Committee	Composition	Names of Members
Audit Committee	Two outside directors One standing director	Sang-Hoon Shin (outside director) Dong-Woo Chang (outside director) Jung-Sik Oh (standing director)

Board of Directors Management Committee	One standing director Five outside directors One non-standing director

Kwang-Goo Lee (standing director)

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Risk Management Committee	Three outside directors One non-standing director	Sung-Tae Ro (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Kwang-Woo Choi (non-standing director)

Compensation Committee	Five outside directors One non-standing director

Sung-Tae Ro (outside director)

Sang-Hoon Shin (outside director)

Sang-Yong Park (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Kwang-Woo Choi (non-standing director)

Committee for recommending audit committee member candidates	One standing director Five outside directors	Kwang-Goo Lee (standing director) Sung-Tae Ro (outside director) Sang-Hoon Shin (outside director) Sang-Yong Park (outside director) Zhiping Tian (outside director) Dong-Woo Chang (outside director)

*	Three committees which had previously existed (i.e., Committee for recommending officer candidates, Committee for recommending outside director candidates, Committee for recommending audit committee member candidates) were integrated into a single committee (Committee for recommending officer candidates) through an amendment to the Articles of Incorporation at the EGM held on December 30, 2016 [Related Disclosure : Report on Form 6-K, submitted by Woori Bank on December 30, 2016, entitled “Results of the Extraordinary General Meeting of Shareholders of Woori Bank”]

2.	Affiliated Companies (as of September 30, 2017)

*	The liquidation of Woori Blackstone Korea Opportunity Private Equity Fund No. 1 and Woori Columbus Private Equity Fund No. 1 has been completed, and as of September 30, 2017, equity ownership in each entity is 0%; but due to incomplete dissolution, the two entities are included as affiliated companies.

Note) Dissolution of Woori Private Equity Fund was completed as of July 6, 2017, and the entity is excluded from the affiliated companies.

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2017	(units: shares, %)

			Shares Held
			Beginning balance		Ending balance
Name	Relation	Type	Stock	Share	Stock	Share	Notes
KDIC( Korea Deposit Insurance Corporation)	Largest Shareholder	Common	157,977,161	23.37	125,205,147	18.52	—
Total		Common	157,977,161	23.37	125,205,147	18.52	—
		Others	—	—	—	—

b.	Changes in the Largest Shareholder

As of September 30, 2017	(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	KDIC	385,285,578	*56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	KDIC	345,142,556	51.04	Sale of stake
October 2, 2015	KDIC	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares
December 1, 2016	KDIC	239,097,161	35.37	Sales of stakes to Tongyang Life Insurance, Eugene Asset Management, Mirae Asset Global Investments and Korea Investment & Securities
December 8, 2016	KDIC	185,017,161	27.37	Sales of stakes to Kiwoom Securities and Hanwha Life Insurance
December 14, 2016	KDIC	157,977,161	23.37	Sale of stake to IMM PE
January 31, 2017	KDIC	144,457,161	21.37	Sale of stake to IMM PE
May 11, 2017	KDIC	143,857,161	21.28	Exercise of Shinhan Investment Corp.’s call option (0.09%)
June 16, 2017	KDIC	132,897,007	19.66	Exercise of call option of Employee Stock Ownership Association of Woori Bank (1.62%)
June 22, 2017	KDIC	131,697,007	19.48	Exercise of NH Investment & Securities’ call option (0.18%)
June 27, 2017	KDIC	130,697,007	19.33	Exercise of NH Investment & Securities’ call option (0.15%)
June 28, 2017	KDIC	128,185,796	18.96	Exercise of NH Investment & Securities’ call option ( 0.37%)
July 3, 2017	KDIC	126,935,796	18.78	Exercise of Hyosung Capital’s call option (0.18%)
September 28, 2017	KDIC	125,205,147	18.52	Exercise of call option of Employee Stock Ownership Association of Woori Bank (0.26%)

Note)	KDIC : Korea Deposit Insurance Corporation
*	Upon the consummation of the merger of Woori Finance Holdings with and into Woori Bank on November 1, 2014, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

c.	Share Ownership of More Than 5%

As of September 30, 2017 (unless otherwise indicated)		(units: shares, %)
Name	Shares		Notes
	No. of shares	Percentage of shareholding
Korea Deposit Insurance Corporation	125,205,147	18.52%
National Pension Service	63,902,005	9.45%	Note1)
Nobis1, Inc. (IMM PE)	40,560,000	6.00%	—
Employee Stock Ownership Association	36,153,488	5.35%	Note2)

Note1) Based on the disclosure of NPS (National Pension Service) on October 10, 2017, as of July 20, 2017, which may differ from the current actual number of shares

Note2) Based on the account of the Employee Stock Ownership Association (the total of all members)

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

						(units: Won, shares)
Type		April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
Common Stock	High	15,000	16,350	18,600	19,950	19,200	18,550
	Low	13,050	14,850	15,300	18,350	18,200	17,050
	Average	14,060	15,528	16,995	18,788	18,655	17,648
Monthly Trade Volume	High	3,298,803	3,958,143	13,105,480	3,304,943	6,655,577	2,954,925
	Low	974,506	732,429	1,153,280	896,910	629,366	907,532
	Monthly Total	31,127,285	33,003,973	65,580,274	36,423,732	36,919,458	31,593,313

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

					(units: US Dollars, Won, ADRs)
Type		April 2017	May 2017	June 2017	July 2017	August 2017	September 2017
ADR	High	40.28	43.81	48.70	53.50	51.85	49.53
	Low	35.21	39.74	41.50	48.25	47.80	44.49
	Average	37.12	41.50	45.17	50.15	49.72	46.31
Won Conversion	High	45,536	49,702	55,498	59,711	58,170	55,760
	Low	39,410	44,934	46,554	55,453	54,238	50,340
	Average	42,055	46,709	51,052	56,892	56,225	52,405
Monthly Trade Volume	High	17,800	17,500	13,400	65,900	40,800	38,500
	Low	1,200	1,300	2,000	2,600	3,100	5,600
	Monthly Total	73,300	181,200	125,500	293,200	314,500	305,600

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of September 30, 2017

Position			Name	Common Stock Owned	Expiration of Term
President & CEO	Registered	Standing	Kwang-Goo Lee	26,251	Note 1 )
Standing Member of Audit Committee	Registered	Standing	Jung-Sik Oh	1,350	Note 1 )
Outside Director	Registered	Non-Standing	Sung-Tae Ro	—	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Hoon Shin	10,000	December 30, 2018
Outside Director	Registered	Non-Standing	Sang-Yong Park	—	December 30, 2018
Outside Director	Registered	Non-Standing	Zhiping Tian	—	December 30, 2018
Outside Director	Registered	Non-Standing	Dong-Woo Chang	—	December 30, 2018
Non-standing Director	Registered	Non-Standing	Kwang-Woo Choi	—	Note 2)
Executive Vice President	Non-Registered	Standing	Ki-Myung Nam	8,168	December 8, 2017
Executive Vice President	Non-Registered	Standing	Tae-Seung Sohn	23,127	December 8, 2017
Executive Vice President	Non-Registered	Standing	Won-Jai Jeong	13,560	December 8, 2018
Executive Vice President	Non-Registered	Standing	Hong-Hee Kim	21,940	December 8, 2017
Executive Vice President	Non-Registered	Standing	Jung-Hoon Choi	21,649	December 3, 2017
Executive Vice President	Non-Registered	Standing	Jae-Hyun Cho	12,000	December 8, 2017
Executive Vice President	Non-Registered	Standing	Seong-Il Park	15,914	December 8, 2017
Executive Vice President	Non-Registered	Standing	Sun-Kyu Kim	15,425	December 8, 2017
Executive Vice President	Non-Registered	Standing	Hyun-Seok Shin	17,525	December 8, 2017
Executive Vice President	Non-Registered	Standing	An-Ho Jang	21,526	December 8, 2017
Executive Vice President	Non-Registered	Standing	Woon-Haeng Cho	27,345	December 8, 2017
Executive Vice President	Non-Registered	Standing	Kwang-Seok Kwon	8,057	December 8, 2017
Managing Director	Non-Registered	Standing	Yeong-Bae Kim	9,963	December 3, 2017
Managing Director	Non-Registered	Standing	Jeong-Jin Heo	13,983	December 3, 2017
Managing Director	Non-Registered	Standing	Dong-Yeon Lee	16,434	December 3, 2017
Managing Director	Non-Registered	Standing	Hyun-Poong Hong	8,110	December 8, 2018
Managing Director	Non-Registered	Standing	Tae-Joong Ha	12,497	December 8, 2018
Managing Director	Non-Registered	Standing	Chai-Pong Cheong	12,144	December 8, 2018
Managing Director	Non-Registered	Standing	Jong-In Lee	12,467	December 8, 2018
Managing Director	Non-Registered	Standing	Won-Duk Lee	—	December 8, 2018
Managing Director	Non-Registered	Standing	Chang-Jae Lee	15,938	December 8, 2018
Managing Director	Non-Registered	Standing	Jeong-Ki Kim	26,281	December 8, 2018
Managing Director	Non-Registered	Standing	Dae-Jin Lee	27,625	December 8, 2018

Note 1) End of Term : The end of the AGM to be held in Mar. 2019

Note 2) End of Term : The end of the AGM to be held in Mar. 2018

2.	Employee Status

As of September 30, 2017	(units: persons, millions of Won)

	Number of Employees					Average Tenure Years	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	14,299	209	664	122	14,963	16.4	1,040,028	70	Note1)

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

Note 1) When excluding amounts that were determined in 2016 but paid in 1Q 2017, total compensation is KRW 962,622 million (Average compensation per person is KRW 64 million)

3.	Directors’ Compensation

As of September 30, 2017	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	775	388	—
Outside Directors (excludes audit committee members)	3	147	49	—
Audit Committee Members	4	487	122	—

Total	9	1,409	157	—

*	Number of persons includes the outside directors and audit committee members that resigned in 2017 (as of September 30, 2017, there are two registered directors, three outside directors and three members of the Audit Committee)
*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from the number of persons
*	Total compensation equals the aggregate amount paid from January to September of 2017

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of September 30, 2017	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 29, 2016	August 28, 2018
	Loans	500,000	August 29, 2016	August 28, 2018
	Bonds	49,993	January 22, 2013, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 2, 2018
	CMA	100,000	July 1, 2017	June 30, 2018
Woori Card	Loans	250,000	April 1, 2013	March 2, 2018
Woori P&S	Loans	14,289	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: November 14, 2017	By: /s/ Hyun Seok Shin
(Signature)
Name : Hyun Seok Shin
Title : Executive Vice President